SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2004

FRESENIUS MEDICAL CARE CORPORATION
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG
TABLE OF CONTENTS

(i)

Back to Contents

FRESENIUS MEDICAL CARE AG

PART I

FINANCIAL INFORMATION

ITEM 1
Financial Statements
Consolidated Statements of Earnings
For the three months ended March 31, 2004 and 2003
(unaudited)
(in thousands, except per share data)

	2004	2003

Net revenue:
Dialysis Care	$1,057,750	$944,287
Dialysis Products	401,306	355,148

	1,459,056	1,299,435
Costs of revenue:
Dialysis Care	766,683	691,746
Dialysis Products	210,415	190,741

	977,098	882,487
Gross profit	481,958	416,948
Operating expenses:
Selling, general and administrative	271,469	237,175
Research and development	12,301	10,943

Operating income	198,188	168,830
Other (income) expense:
Interest income	(2,874)	(3,277)
Interest expense	49,577	57,023

Income before income taxes and minority interest	151,485	115,084
Income tax expense	59,697	44,537
Minority interest	679	537

Net income	$91,109	$70,010

Basic and fully diluted income per Ordinary share	$0.94	$0.72

Basic and fully diluted income per Preference share	$0.96	$0.74

See accompanying notes to unaudited consolidated financial statements

Back to Contents

FRESENIUS MEDICAL CARE AG

Consolidated Balance Sheets
At March 31, 2004 and December 31, 2003
(in thousands, except share and per share data)

	2004	2003

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$57,460	$48,427
Trade accounts receivable, less allowance for doubtful accounts of $175,515 in 2004 and $166,385 in 2003	1,395,095	1,229,503
Accounts receivable from related parties	53,614	50,456
Inventories	447,666	444,738
Prepaid expenses and other current assets	265,968	253,365
Deferred taxes	187,695	179,639

Total current assets	2,407,498	2,206,128
Property, plant and equipment, net	1,086,832	1,089,146
Intangible assets	590,571	582,103
Goodwill	3,342,361	3,288,348
Deferred taxes	36,156	35,541
Other assets	245,222	302,054

Total assets	$7,708,640	$7,503,320

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$172,754	$177,824
Accounts payable to related parties	129,836	128,703
Accrued expenses and other current liabilities	575,167	553,830
Accrual for special charge for legal matters	137,212	138,154
Short-term borrowings	145,934	89,417
Short-term borrowings from related parties	80,000	30,000
Current portion of long-term debt and capital lease obligations	126,785	90,365
Income tax payable	200,126	178,111
Deferred taxes	33,784	26,077

Total current liabilities	1,601,598	1,412,481
Long-term debt and capital lease obligations, less current portion	1,068,842	1,111,624
Other liabilities	141,977	128,615
Pension liabilities	102,592	100,052
Deferred taxes	246,122	250,446
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius
Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,229,443	1,242,317
Minority interest	17,592	14,105

Total liabilities	4,408,166	4,259,640
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,223,763 issued and outstanding	69,647	69,616
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,742,130	2,741,362
Retained earnings	469,123	378,014
Accumulated other comprehensive loss	(209,920)	(174,806)

Total shareholders’ equity	3,300,474	3,243,680

Total liabilities and shareholders’ equity	$7,708,640	$7,503,320

See accompanying notes to unaudited consolidated financial statements

Back to Contents

FRESENIUS MEDICAL CARE AG

Consolidated Statements of Cash Flows
For the three months ended March 31, 2004 and 2003
(unaudited)
(in thousands)

	2004	2003

Operating Activities:
Net income	$91,109	$70,010
Adjustments to reconcile net income to cash and cash equivalents provided by operating activities:
Depreciation and amortization	56,842	52,846
Change in deferred taxes, net	7,144	10,494
(Gain) Loss on sale of fixed assets	(37)	284
Compensation expense related to stock options	376	508
Cash inflow from hedging	4,422	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(8,792)	14,095
Inventories	(3,443)	(13,593)
Prepaid expenses, other current and non-current assets	755	6,740
Accounts receivable from/ payable to related parties	(3,391)	(3,214)
Accounts payable, accrued expenses and other current and non-current liabilities	2,000	(18,456)
Income tax payable	24,337	5,472

Net cash provided by operating activities	171,322	125,186

Investing Activities:
Purchases of property, plant and equipment	(42,765)	(43,696)
Proceeds from sale of property, plant and equipment	1,851	2,781
Acquisitions and investments, net of cash acquired	(42,401)	(28,083)

Net cash used in investing activities	(83,315)	(68,998)

Financing Activities:
Proceeds from short-term borrowings	21,142	17,408
Repayments of short-term borrowings	(11,087)	(32,692)
Proceeds from short-term borrowings from related parties	50,000	—
Repayments of short-term borrowings from related parties	—	(6,000)
Proceeds from long-term debt	10,080	738,517
Principal payments of long-term debt and capital lease obligations	(34,088)	(622,300)
Decrease of accounts receivable securitization program	(112,998)	(133,000)
Proceeds from exercise of stock options	423	20
Redemption of Series D Preferred Stock of subsidiary	—	(8,906)
Change in minority interest	(176)	407

Net cash used in financing activities	(76,704)	(46,546)

Effect of exchange rate changes on cash and cash equivalents	(2,270)	2,887

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	9,033	12,529
Cash and cash equivalents at beginning of period	48,427	64,793

Cash and cash equivalents at end of period	$57,460	$77,322

See accompanying notes to unaudited consolidated financial statements

Back to Contents

FRESENIUS MEDICAL CARE AG

Consolidated Statement of Shareholders’ Equity
For the three months ended March 31, 2004 (unaudited) and year ended December 31, 2003
(in thousands, except share data)

	Preference Shares		Ordinary Shares				Accumulated other comprehensive loss

					Additional		Foreign		Minimum
	Number of	No par	Number of	No	paid in	Retained	currency	Cash Flow	Pension
	shares	value	shares	par value	capital	earnings	translation	Hedges	Liability	Total

Balance at December 31, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,913	$154,595	$(346,824)	$(17,182)	$(19,357)	$2,807,179

Proceeds from exercise of options	25,404	76			1,524					1,600
Compensation expense related to stock options					1,456					1,456
Dividends paid						(107,761)				(107,761)
Transaction under common control with
Fresenius AG					1,469					1,469
Comprehensive income
Net income						331,180				331,180
Other comprehensive income related to:
Cash flow hedges								22,029		22,029
Foreign currency translation adjustment							200,578			200,578
Minimum pension liability									(14,050)	(14,050)

Comprehensive income										539,737

Balance at December 31, 2003	26,213,979	$69,616	70,000,000	$229,494	$2,741,362	$378,014	$(146,246)	$4,847	$(33,407)	$3,243,680

Proceeds from exercise of options	9,784	31			392					423
Compensation expense related to stock options					376					376
Comprehensive income
Net income						91,109				91,109
Other comprehensive income related to:
Cash flow hedges								(19,766)		(19,766)
Foreign currency translation adjustment							(15,348)			(15,348)

Comprehensive income										55,995

Balance at March 31, 2004	26,223,763	$69,647	70,000,000	$229,494	$2,742,130	$469,123	$(161,594)	$(14,919)	$(33,407)	$3,300,474

See accompanying notes to unaudited consolidated financial statements

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG (“FMS” or the “Company”) is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services, clinical laboratory testing and renal diagnostic services and (ii) manufacturing and distributing products and equipment for dialysis treatment.

Basis of Presentation

  a)   Basis of Consolidation

The consolidated financial statements at March 31, 2004 and for the three-month periods ended March 31, 2004 and 2003 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2003 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The results of operations for the three-month period ended March 31, 2004 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 2004.

   b)   Basis of Consolidation

Classifications

Certain items in the prior year’s comparative consolidated financial statements have been reclassified to conform with the current year’s presentation.

2.	Special Charge for Legal Matters

In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (see Note 11).

The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace’s Chapter 11 filing. In addition, that amount included the costs of defending the Company in litigation arising out of W.R. Grace’s Chapter 11 filing (see Note 11).

The Company included $55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies.

The remaining amount of the special charge ($30,636 pretax) was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

During the second quarter of 2003, the court supervising W.R. Grace’s Chapter 11 proceedings approved the definitive settlement agreement entered into among the Company, the committee representing the asbestos creditors and W.R. Grace.

Based on these developments, the Company has reduced its estimate for the settlement and related costs of the W.R. Grace Chapter 11 Proceedings by $39,000. This reduction of the provision for the W.R. Grace matter has been applied to the other components of the special charge (i.e. reserves for settlement obligations and disputed accounts receivable from commercial insurers and other merger-related legal matters described in this note).

At March 31, 2004, there is a remaining balance of $137,212 for the accrual for the special charge for legal matters. The Company believes that these reserves are adequate for the settlement of

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

all matters described above. During the three months ended March 31, 2004, $942 in charges were applied against the accrued special charge for legal matters.

3.	Variable Interest Entities

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R Consolidation of Variable Interest Entities (revised) (“FIN 46R”). FIN 46R explains the concept of a variable interest entity (“VIE”) and requires consolidation by the primary beneficiary where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties or the equity investors lack the essential characteristics of a controlling financial interest. The Company enters into various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are variable interest entities. Under FIN 46R these clinics are consolidated if the Company is determined to be the primary beneficiary. The Company also participates in a joint venture which is engaged in the perfusion industry. The arrangements with the joint venture partner are such that it qualifies as a variable interest entity and the Company is the primary beneficiary. These variable interest entities in which the Company is the primary beneficiary, generate approximately $141,000 in annual revenue.

In accordance with FIN 46R, the Company fully consolidates the VIEs with the interest held by sixteen minority shareholders reported as minority interest in the consolidated balance sheet at March 31, 2004. There was no impact on shareholders’ equity. The results of operations for the VIEs will be included in the consolidated statement of earnings beginning April 1, 2004.

The Company also has relationships with variable interest entities where it is not the primary beneficiary. These variable interest entities consist of a number of dialysis facilities whose operations are not material in the aggregate and a management company with which the Company has had a relationship with since 1998. The management company has approximately $12,000 in sales and the Company’s maximum potential loss as a result of its relationship is $1,000.

4.	Debt and Capital Lease Obligations

At March 31, 2004 and December 31, 2003, long term debt and capital lease obligations consisted of the following:

	March 31,	December 31,
	2004	2003

Senior credit agreement	$897,800	$912,300
Capital leases	8,311	9,919
Euro-notes	157,079	162,296
Other	132,437	117,474

	1,195,627	1,201,989
Less current maturities	(126,785)	(90,365)

	$1,068,842	$1,111,624

2003 Senior Credit Agreement

On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter, the “2003 Senior Credit Agreement”) with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), replacing the 1996 Senior Credit Agreement that was

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

scheduled to expire at September 30, 2003. Under the terms of the 2003 Senior Credit Agreement, the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1,500,000.

On August 22, 2003, the 2003 Senior Credit Agreement was amended (Amendment 1) so that, in effect, the aggregate amount of $1,500,000 was voluntarily reduced to $1,400,000 and the interest rate on a new term loan facility (Loan C, see below) was 25 basis points lower than on Loan B, which was repaid. The revolving loan facility and Loan A under the 2003 Senior Credit Agreement remain outstanding and were not affected by the amendment. See Note 15, Subsequent Events, for Amendment 2 to the 2003 Senior Credit Agreement.

As of March 31, 2004, the credit facilities are:

•	a revolving credit facility of up to $500,000 (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $75,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $500,000) which will be due and payable on October 31, 2007.

•	a term loan facility (“Loan A”) of $500,000 also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce the term loan facility. The repayment began in the third quarter of 2003 and amounts to $25,000 per quarter. The remaining amount outstanding is due on October 31, 2007.

•	a term loan facility (“Loan B”) of $500,000 scheduled to expire in February 2010. Loan B was repaid as agreed in Amendment 1 to the 2003 Senior Credit Agreement under which the Lenders have made available to the Company a term loan facility (“Loan C”) in the amount of $400,000. The proceeds of Loan C, together with cash on hand, were used to permanently repay Loan B under the 2003 Senior Credit Agreement.

•	term loan facility (“Loan C”) of $400,000 scheduled to expire February 21, 2010 subject to an early repayment requirement on October 31, 2007 if the Trust Preferred Securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date. The terms of Loan C require quarterly payments totaling $1,000 per quarter which began in the third quarter of 2003.

For the revolving credit facility and Loan A, interest is at a rate equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of the Company’s funded debt to EBITDA as defined in the 2003 Senior Credit Agreement. The initial interest rate for Loan B was LIBOR plus 2.5%. Fees are also payable at a percentage (initially 0.50%) per annum on the portion of the revolving credit facility not used. The initial interest rate for Loan C was LIBOR plus 2.25% or the base rate plus 1.25%, which is 25 basis points less than the former Loan B. In addition to scheduled principal payments, indebtedness outstanding under the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable financing facility and the issuance of subordinated debt.

The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2003 Senior Credit Agreement provides for a dividend restriction which is $150,000 for dividends paid in 2004, and increases in subsequent years. In default, the outstanding balance under the 2003 Senior Credit Facility becomes

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

immediately due and payable at the option of the Lenders. As of March 31, 2004, the Company is in compliance with all financial covenants under the 2003 Senior Credit Agreement.

Euro Notes

In 2001, the Company issued four tranches of senior notes (“Euro Notes”) totaling €128,500 in aggregate principal amount. The first tranche was for €80,000 with a fixed interest rate of 6.16% and the second and third tranches were for €28,500 and €15,000, respectively, with variable interest rates that averaged 3.46% in the first 3 months of 2004 and 4.24% in the same period of 2003. The final tranche was for €5,000 at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. Both floating rates are tied to the EURIBOR rate.

Accounts Receivable Facility

FMCH has an asset securitization facility (the “accounts receivable facility”) whereby certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a special purpose entity and a wholly-owned subsidiary. NMC Funding then sells and assigns undivided ownership interests in the accounts receivable to certain bank investors. During the first quarter the Company amended the accounts receivable facility effective January 1, 2004. Under the terms of the amendment, NMC Funding retains the right to repurchase all transferred interests in the accounts receivable sold to the banks under the facility. The repurchase of all transferred interests in the accounts receivable would result in the termination of the accounts receivable facility under the terms of the facility agreement. NMC Funding recognized its retained interests in the undivided ownership interests in accounts receivable sold to the bank investors in its statement of financial position as of January 1, 2004, the effective date of the amendment. NMC Funding recorded a corresponding short-term obligation for amounts outstanding under the facility. Additionally, FMCH has consolidated NMC Funding as of January 1, 2004 as the special purpose entity is no longer demonstratively distinct from FMCH under the terms of the amendment. An entity is demonstratively distinct only if the entity cannot be unilaterally dissolved by the transferor and at least 10% of its beneficial interests are held by parties other than the transferor. Under the amendment, if NMC Funding exercises its right to repurchase the retained interests in the accounts receivable, the agreement with the bank investors would be terminated and FMCH would hold all beneficial interests remaining in NMC Funding.

At March 31, 2004 there are outstanding short-term borrowings under the facility of $45,000. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate ranged from 1.57%-1.81% during the three months ended March 31, 2004. Under the terms of the facility agreement, new interest in accounts receivable are sold as collections reduce previously sold accounts receivable. The costs are expensed as incurred and recorded as interest expense and related financing costs.

5.	Acquisitions

During the three months ended March 31, 2004, the Company acquired certain health care and distribution facilities for a total consideration of $47,355. $42,401 of the total consideration was paid in cash.

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

6.	Inventories

As of March 31, 2004 and December 31, 2003, inventories consisted of the following:

	March 31,	December 31,
	2004	2003

Raw materials and purchased components	$91,087	$86,653
Work in process	33,566	33,778
Finished goods	252,458	244,355
Health care supplies	70,555	79,952

Inventories	$447,666	$444,738

7.	Intangible Assets and Goodwill

The carrying value and accumulated amortization of intangible assets are as follows:

	March 31, 2004		December 31, 2003

	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization

Amortizable intangible assets
Patient relationships	$262,393	$(212,794)	$258,408	$(208,890)
Patents	22,246	(15,170)	18,178	(15,056)
Distribution rights	22,111	(8,408)	23,920	(9,548)
Other	171,641	(89,129)	170,320	(86,318)

	$478,391	(325,501)	$470,826	$(319,812)

	Carrying	Carrying
	amount	amount

Non-amortizable intangible assets
Tradename	$221,509	$221,720
Management contracts	216,173	209,369

	$437,682	$431,089

Intangible assets	$590,571	$582,103

Amortization expense for amortizable intangible assets at March 31, 2004 is estimated to be $24,335 for the remainder of 2004, $28,998 for 2005, $25,530 for 2006, $17,826 for 2007 and $7,783 for 2008.

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Goodwill

Increases in the carrying amount of goodwill are a result of this quarter’s acquisitions totaling $47,355 (see Note 5). The segment detail is as follows:

	North
	America	International	Total

Balance as of January 1, 2003	$2,940,326	$252,325	$3,192,651
Goodwill acquired, net	24,925	35,813	60,738
Reclassifications	(14,398)	(865)	(15,263)
Currency translation	—	50,222	50,222

Balance as of December 31, 2003	$2,950,853	$337,495	$3,288,348

Goodwill acquired, net	35,568	22,875	58,443
Reclassifications	(221)	2,961	2,740
Currency translation	—	(7,170)	(7,170)

Balance as of March 31, 2004	$2,986,200	$356,161	$3,342,361

8.	Minority Interest

Class D Preferred Stock

On February 4, 2003, the Company and Fresenius Medical Care Holdings, Inc. (“FMCH”) announced that FMCH was exercising its right to redeem all of the outstanding shares of Class D Preferred Stock (“Class D Shares”) of FMCH. The Class D Shares were issued to the common shareholders of W.R. Grace & Co. in connection with the 1996 combination of the worldwide dialysis business of Fresenius AG with the dialysis business of W.R. Grace & Co. to form the Company.

Commencing on March 28, 2003, Class D Shares that were properly transferred to, and received by, the redemption agent were redeemed at a redemption price of $0.10 per share. FMCH redeemed the 89 million outstanding Class D Shares at a total cash outflow of $8,906. This transaction had no earnings impact for the Company. After March 28, 2003 the Class D Shares ceased to be issued and outstanding shares of FMCH’s capital stock and were restored to the status of authorized but unissued shares of preferred stock.

9.	Stock Options

The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation, subject to complying with the additional disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	For the three months
	ended March 31,

	2004	2003

Net income:
As reported	$91,109	$70,010
Add: Stock-based employee compensation expense included in reported net
income, net of related tax effects	376	508
Deduct: Total stock-based employee compensation expense determined under
fair value method for all awards, net of related tax effects	(2,012)	(3,131)

Pro forma	$89,473	$67,387

Basic and fully diluted net income per:
Ordinary share
As reported	$0.94	$0.72
Pro forma	$0.92	$0.70
Preference share
As reported	$0.96	$0.74
Pro forma	$0.94	$0.72

During the three months ended March 31, 2004, no options were granted to board members or employees. As of March 31, 2004, the Management Board held 338,850 options and employees held 3,728,802 options. In the first quarter of 2004, 2,168 FMS Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 723 Ordinary shares to employees and remitted approximately $28 to the Company. During the same period, no Rollover Plan options were cancelled. These funds have been accounted for as a capital contribution within additional paid-in capital.

During the three months ended March 31, 2004, 9,784 stock options were exercised under FMS 98 Plan 1 and none were exercised under FMS 98 Plan 2 and employees remitted approximately $395 to the Company. During the same period, 9,317 stock options were cancelled under FMS 98 Plan 1 and none were cancelled under FMS 98 Plan 2.

No convertible bonds were exercised and 23,280 were cancelled under the 2001 International Stock Incentive Program in the first quarter of 2004.

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The following tables are reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three-month periods ended March 31, 2004 and 2003.

	For the three months
	ended March 31,

	2004	2003

Numerators:
Net income	$91,109	$70,010
less:
Preference on Preference shares	490	416

Income available to all classes of shares	$90,619	$69,594

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,215,699	26,188,575

Total weighted average shares outstanding	96,215,699	96,188,575
Potentially dilutive Preference shares	320,626	2,238

Total weighted average shares outstanding assuming dilution	96,536,325	96,190,813
Total weighted average Preference shares outstanding assuming dilution	26,536,325	26,190,813
Basic and fully diluted income per Ordinary share	$0.94	$0.72
Plus preference per Preference shares	0.02	0.02

Basic and fully diluted income per Preference share	$0.96	$0.74

10.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in the Federal Republic of Germany, the Company’s pension obligations in Germany are unfunded. In the United States National Medical Care, Inc.’s non-contributory, defined benefit pension plan was curtailed in the first quarter of 2002. Each year FMCH contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2004. FMCH at this time expects to voluntarily contribute $419 during 2004 and made no contribution in the first quarter. At December 31, 2003 the Company estimated its voluntary contribution would be $10,702. The following table provides the calculation of net periodic benefit cost for the first three months of 2004.

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	Three months ended March 31

	2004	2003

Components of net period benefit cost:
Service cost	$1,040	$833
Interest cost	3,680	3,322
Expected return on plan assets	(2,325)	(1,922)
Amortization of transition obligation	—	22
Net amortization	1,175	992

Net periodic benefit cost	$3,570	$3,247

11.	Commitments and Contingencies

Legal Proceedings

    Commercial Litigation

The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the Company’s obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger-related tax liabilities.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.

    Other Litigation and Potential Exposures

From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

inquiries, claims and litigation relating to our compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, also could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

    Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 2). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

12.	Financial Instruments

Market Risk

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company’s Management Board. The Company does not use financial instruments for trading purposes.

The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

    Foreign Exchange Risk Management

The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company’s international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company’s policy, which has been consistently followed, is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $313 ($429 pretax) for the quarter ended March 31, 2004 are deferred in accumulated other comprehensive income and will be reclassified into earnings during 2004 and 2005.

Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of selling, general and administrative costs in the same period in which the hedged transactions affect earnings. After tax gains of $34,024 ($55,484 pretax) for the year ended March 31, 2004 were deferred in accumulated other comprehensive income and will be reclassified into earnings during 2004 and 2005.

The Company’s foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

    Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps, to (a) protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates and (b) hedge the fair value of its fixed interest rate borrowing. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After taxes losses of $49,027 ($81,738 pretax) for the quarter ended March 31, 2004, were deferred in accumulated other comprehensive loss. The Company enters into interest swap

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

agreements that are designated as fair value hedges effectively converting certain fixed interest payments denominated in U.S. dollars into variable interest rated payments. There is no material impact on earnings due to hedge ineffectiveness.

The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in Yen into fixed interest rate payments. After taxes losses of $229 ($398 pretax) for the quarter ended March 31, 2004, were deferred in accumulated other comprehensive income. There is no material impact on earnings due to hedge ineffectiveness.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

13.	Business Segment Information

The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income. In addition to operating income, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment’s and the Company’s ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company’s 2003 Senior Credit Agreement, Euro Notes and indentures relating to the Company’s trust preferred securities. The information in the table below reconciles EBITDA for each of our reporting segments to operating income, which the Company considers to be the most directly comparable financial measure, calculated in accordance with U.S. GAAP.

EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows.

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Information pertaining to the Company’s business segments for the three-month period ended March 31, 2004 and 2003 is set forth below:

	North America	International	Corporate	Total

Three months ended March 31, 2004
Net revenue external customers	$995,891	$463,165	$—	$1,459,056
Inter – segment revenue	219	9,166	(9,385)	—

Total net revenue	996,110	472,331	(9,385)	1,459,056

EBITDA	166,716	96,440	(8,126)	255,030
Depreciation and amortization	(30,961)	(25,367)	(514)	(56,842)

Operating income (EBIT)	135,755	71,073	(8,640)	198,188

Segment assets	5,470,056	2,185,032	53,552	7,708,640
Capital expenditures and acquisitions	47,783	37,229	154	85,166

Three months ended March 31, 2003
Net revenue external customers	$929,491	$369,944	$—	$1,299,435
Inter – segment revenue	251	8,456	(8,707)	—

Total net revenue	929,742	378,400	(8,707)	1,299,435

EBITDA	153,593	73,760	(5,677)	221,676
Depreciation and amortization	(31,360)	(21,002)	(484)	(52,846)

Operating income (EBIT)	122,233	52,758	(6,161)	168,830

Segment assets	5,180,045	1,834,902	37,990	7,052,937
Capital expenditures and acquisitions	40,768	31,009	2	71,779

	Three months ended March 31,

	2004	2003

Reconciliation of measures to consolidated totals
Total EBITDA of reporting segments	$263,156	$227,353
Total depreciation and amortization	(56,842)	(52,846)
Corporate expenses	(8,126)	(5,677)
Interest expense	(49,577)	(57,023)
Interest expense on obligation related to settlement
Interest income	2,874	3,277

Total income before income taxes and minority interest	$151,485	$115,084

Total operating income of reporting segments	206,828	174,991
Corporate expenses	(8,640)	(6,161)
Interest expense	(49,577)	(57,023)
Interest expense on obligation related to settlement	—	—
Interest income	2,874	3,277

Total income before income taxes and minority interest	$151,485	$115,084

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

14.	Supplementary Cash Flow Information

The following additional information is provided with respect to the condensed consolidated statements of cash flows:

	Three months ended March 31,

	2004	2003

Supplementary cash flow information:
Cash paid for interest	$49,256	$53,490

Cash paid for income taxes	$25,400	$30,325

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$51,111	$38,655
Liabilities assumed	3,735	4,745
Notes assumed in connection with acquisition	4,954	5,628

Cash paid	42,422	28,282
Less cash acquired	21	199

Net cash paid for acquisitions	$42,401	$28,083

15.	Subsequent Events

Amendment 2 to the 2003 Senior Credit Agreement

On May 7, 2004, the 2003 Senior Credit Agreement was amended (Amendment 2) so that Loan A was increased from $500,000 to $575,000, the revolving credit facility was increased from $500,000 to $575,000 and a new term loan (Loan D, see below) was added at $250,000. A combination of these increases combined with the AR Facility were used to pay off Loan C. See Note 4.

As amended, the credit facilities are:

•	a revolving credit facility of up to $575,000 (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $75,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $575,000) which will be due and payable on October 31, 2007.

•	a term loan facility (“Loan A”) of $575,000, also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce Loan A. The repayment begins in the third quarter of 2004 and amounts to $28,750 per quarter. The remaining amount outstanding is due on October 31, 2007.

•	a term loan facility (“Loan D”) of $250,000 scheduled to expire February 21, 2010 subject to an early repayment requirement on October 31, 2007 if the Trust Preferred Securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date. The terms of Loan D require quarterly payments totaling $625 per quarter beginning in the third quarter of 2004.

Loan D has an initial interest rate of LIBOR plus 1.50% or the base rate plus 0.50%.

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

16.	Supplemental Condensed Combining Information

FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of the Company, and by FMCH, a substantially wholly-owned subsidiary of the Company (D-GmbH and FMCH being “Guarantor Subsidiaries”). The following combining financial information for the Company is as of March 31, 2004 and December 31, 2003 and for the three-months ended March 31, 2004 and 2003, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. Separate financial statements and other disclosures concerning D-GmbH and FMCH are not presented herein because management believes that they are not material to investors.

Additionally dividends from FMCH, a substantially wholly-owned subsidiary, were limited until February 21, 2003, as a result of a restriction on dividends from its subsidiary, NMC, and its subsidiaries under the 1996 senior credit agreement. As a result of this restriction, parent company only financial information is presented under the column FMS AG. Under the 2003 Senior Credit Agreement (see Note 4), intercompany dividends are no longer prohibited.

	For the three months period ended March 31, 2004

	Guarantor Subsidiaries			Non-Guarantor	Combining		Combined

	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment		Total

Net revenue	$—	$227,666	$—	$1,499,585	$(268,195)		$1,459,056
Cost of revenue	—	148,025	—	1,096,648	(267,575)		977,098

Gross profit	—	79,641	—	402,937	(620)		481,958

Operating expenses:
Selling, general and administrative.	6,188	35,830	—	228,754	697		271,469
Research and development	592	8,375	—	3,334	—		12,301

Operating (loss) income	(6,780)	35,436	—	170,849	(1,317)		198,188

Other (income) expense:
Interest, net	6,928	3,710	15,738	26,867	(6,540)		46,703
Other, net	(112,843)	19,403	(64,243)	—	157,683		—

Income before income taxes and minority interest	99,135	12,323	48,505	143,982	(152,460)		151,485
Income tax expense (benefit)	8,026	10,726	(6,295)	53,379	(6,139)		59,697

Income (loss) before minority interest .	91,109	1,597	54,800	90,603	(146,321)		91,788
Minority interest	—	—	—	—	679		679

Net income (loss)	$91,109	$1,597	$54,800	$90,603	$(147,000	) $	91,109

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months period ended March 31, 2003

	Guarantor Subsidiaries			Non-Guarantor	Combining	Combined

	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$186,525	$—	$1,318,900	$(205,990)	$1,299,435
Cost of revenue	—	115,983	—	971,892	(205,388)	882,487

Gross profit	—	70,542	—	347,008	(602)	416,948

Operating expenses:
Selling, general and administrative.	4,702	32,347	—	198,414	1,712	237,175
Research and development	431	7,541	—	2,971	—	10,943

Operating (loss) income	(5,133)	30,654	—	145,623	(2,314)	168,830

Other (income) expense:
Interest, net	7,288	3,537	12,977	39,144	(9,200)	53,746
Other, net	(90,332)	16,691	(53,095)	—	126,736	—

Income before income taxes and minority interest	77,911	10,426	40,118	106,479	(119,850)	115,084
Income tax expense (benefit)	7,901	12,007	(5,191)	43,721	(13,901)	44,537

Income (loss) before minority interest .	70,010	(1,581)	45,309	62,759	(105,949)	70,547
Minority interest	—	—	—	—	537	537

Net income (loss)	70,010	(1,581)	45,309	62,759	(106,486)	70,010

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At March 31, 2004

	Guarantor Subsidiaries			Non-Guarantor	Combining	Combined

	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$2	$157	$—	$57,301	$—	$57,460
Trade accounts receivable, less allowance for doubtful accounts	—	100,886	—	1,294,209	—	1,395,095
Accounts receivable from related parties	689,414	311,199	211,087	1,359,235	(2,517,321)	53,614
Inventories	—	130,869	—	370,826	(54,029)	447,666
Prepaid expenses and other current assets	11,242	15,430	133	236,849	2,314	265,968
Deferred taxes		—	—	164,293	23,402	187,695

Total current assets	700,658	558,541	211,220	3,482,713	(2,545,634)	2,407,498
Property, plant and equipment, net	170	91,518	—	1,024,453	(29,309)	1,086,832
Intangible assets	391	4,850	—	585,330	—	590,571
Goodwill	—	3,344	—	3,339,017	—	3,342,361
Deferred taxes		—	—	22,883	13,273	36,156
Other assets	3,817,238	336,665	3,693,204	162,503	(7,764,388)	245,222
Total assets	$4,518,457	$994,918	$3,904,424	$8,616,899	$(10,326,058)	$7,708,640

Current liabilities:
Accounts payable	$679	$22,537	$—	$149,538	$—	$172,754
Accounts payable to related parties	432,145	346,609	812,027	1,234,454	(2,695,399)	129,836
Accrued expenses and other current liabilities	52,386	73,145	733	445,822	3,081	575,167
Accrual for special charge for legal matters	—	—	—	137,212	—	137,212
Short-term borrowings	34	—	—	145,900	—	145,934
Short-term borrowings from related parties	—	—	—	80,000	—	80,000
Current portion of long-term debt and capital lease obligations	691	1,485	79,000	45,609	—	126,785
Income tax payable	87,473	—	—	112,005	648	200,126
Deferred taxes	19,473	5,494	—	17,977	(9,160)	33,784

Total current liabilities	592,881	449,270	891,760	2,368,517	(2,700,830)	1,601,598
Long term debt and capital lease obligations, less current portion	248,420	643	1,009,329	890,257	(1,079,807)	1,068,842
Long term borrowings from related parties	370,758	—	—	—	(370,758)	—
Other liabilities	—	4,336	—	129,692	7,949	141,977
Pension liabilities	837	49,373	—	57,206	(4,824)	102,592
Deferred taxes	5,087	2,993	—	232,278	5,764	246,122
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiaries	—	—	—	1,229,443	—	1,229,443
Minority interest	—	—	7,412	3,968	6,212	17,592

Total liabilities	1,217,983	506,615	1,908,501	4,911,361	(4,136,294)	4,408,166
Shareholders’ equity:	3,300,474	488,303	1,995,923	3,705,538	(6,189,764)	3,300,474

Total liabilities and shareholders’ equity	$4,518,457	$994,918	$3,904,424	$8,616,899	$(10,326,058)	$7,708,640

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At December 31, 2003

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$3	$300	$—	$48,124	$—	$48,427
Trade accounts receivable, less allowance for doubtful accounts	—	100,011	—	1,129,492	—	1,229,503
Accounts receivable from related parties	737,938	333,712	210,337	1,381,429	(2,612,960)	50,456
Inventories	—	126,810	—	370,737	(52,809)	444,738
Prepaid expenses and other current assets	7,496	15,928	23	229,847	71	253,365
Deferred taxes	—	—	—	156,542	23,097	179,639

Total current assets	745,437	576,761	210,360	3,316,171	(2,642,601)	2,206,128
Property, plant and equipment, net	37	95,962	—	1,023,169	(30,022)	1,089,146
Intangible assets	484	5,324	—	576,295	—	582,103
Goodwill	—	3,455	—	3,284,893	—	3,288,348
Deferred taxes	—	—	—	21,529	14,012	35,541
Other assets	3,757,515	347,348	3,651,635	483,658	(7,938,102)	302,054

Total assets	$4,503,473	$1,028,850	$3,861,995	$8,705,715	$(10,596,713)	$7,503,320

Current liabilities:
Accounts payable	$621	$26,540	$—	$150,663	$—	$177,824
Accounts payable to related parties	454,267	360,410	801,969	1,308,280	(2,796,223)	128,703
Accrued expenses and other current liabilities	49,182	73,072	2,328	427,708	1,540	553,830
Accrual for special charge for legal matters	—	—	—	138,154	—	138,154
Short-term borrowings	60	—	—	89,357	—	89,417
Short-term borrowings from related parties	—	—	—	30,000	—	30,000
Current portion of long-term debt and capital lease obligations	714	1,503	54,000	34,148	—	90,365
Income tax payable	96,875	—	—	80,588	648	178,111
Deferred taxes	20,236	4,630	—	11,040	(9,829)	26,077
Total current liabilities	621,955	466,155	858,297	2,269,938	(2,803,864)	1,412,481

Long term debt and capital lease obligations, less current portion	248,891	1,061	1,048,829	915,841	(1,102,998)	1,111,624
Long term borrowings from related parties	383,072	—	—	—	(383,072)	—
Other liabilities	—	4,779	—	114,762	9,074	128,615
Pension liabilities	834	49,543	—	54,993	(5,318)	100,052
Deferred taxes	5,041	4,328	—	235,297	5,780	250,446
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiaries	—	—	—	1,242,317	—	1,242,317
Minority interest	—	—	7,412	—	6,693	14,105

Total liabilities	1,259,793	525,866	1,914,538	4,833,148	(4,273,705)	4,259,640

Shareholders’ equity:	3,243,680	502,984	1,947,457	3,872,567	(6,323,008)	3,243,680

Total liabilities and shareholders’ equity	$4,503,473	$1,028,850	$3,861,995	$8,705,715	$(10,596,713)	$7,503,320

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months period ended March 31, 2004

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$91,109	$1,597	$54,800	$90,603	$(147,000)	$91,109
Adjustments to reconcile net income to cash and
cash equivalents provided by (used in) operating
activities:
Equity affiliate income	(66,696)	—	(64,243)	—	130,939	—
Depreciation and amortization	513	6,262	—	52,948	(2,881)	56,842
Change in deferred taxes, net	97	(189)	—	1,484	5,752	7,144
(Gain) loss on sale of fixed assets	—	(170)	—	133	—	(37)
Compensation expense related to stock options	376	—	—	—	—	376
Cash Inflow from heding	—	—	—	4,422	—	4,422
Changes in assets and liabilities, net of amounts
from businesses acquired:
Trade accounts receivable, net	—	(4,181)	—	(4,611)	—	(8,792)
Inventories	—	(8,318)	—	2,989	1,886	(3,443)
Prepaid expenses and other current and non-current assets	(3,406)	(613)	913	3,111	750	755
Accounts receivable from/ payable to related parties	(11,985)	9,784	9,308	(13,201)	2,703	(3,391)
Accounts payable, accrued expenses and other current and non-current liabilities	982	415	(1,595)	1,326	872	2,000
Income tax payable	(6,429)	—	(6,295)	37,061	—	24,337

Net cash provided by (used in) operating activities	4,561	4,587	(7,112)	176,265	(6,979)	171,322

Investing Activities:
Purchases of property, plant and equipment	(154)	(4,870)	—	(40,030)	2,289	(42,765)
Proceeds from sale of property, plant and equipment	—	478	—	1,373	—	1,851
Disbursement of loans to related parties	20,527	—	21,742	(623,757)	581,488	—
Acquisitions and investments, net of cash acquired	(27,739)	—	—	(41,860)	27,198	(42,401)

Net cash provided by (used in) investing activities	(7,366)	(4,392)	21,742	(704,274)	610,975	(83,315)

Financing activities:
Short-term borrowings, net	(25)	—	—	60,080	—	60,055
Long-term debt and capital lease obligations, net	(550)	(333)	(14,500)	572,863	(581,488)	(24,008)
Decrease of accounts receivable securitization program	—	—	—	(112,998)	—	(112,998)
Proceeds from exercise of stock options	423	—	—	—	—	423
Dividends paid	—	—	—	(5,007)	5,007	—
Redemption of Series D Trust Preferred Stock of subsidiary	—	—	—	—	—	—
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	27,200	(27,200)	—
Change in minority interest	—	—	(130)	(725)	679	(176)

Net cash (used in) provided by financing activities	(152)	(333)	(14,630)	541,413	(603,002)	(76,704)

Effect of exchange rate changes on cash and cash equivalents	2,956	(6)	—	(4,226)	(994)	(2,270)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	(144)	0	9,178	0	9,033
Cash and cash equivalents at beginning of period	3	300	—	48,124	—	48,427

Cash and cash equivalents at end of period	$2	$156	$0	$57,302	$0	$57,460

Back to Contents

FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months period ended March 31, 2003

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$70,010	$(1,581)	$45,309	$62,759	$(106,486)	$70,010
Adjustments to reconcile net income to cash and
cash equivalents provided by (used in) operating
activities:
Equity affiliate income	(51,202)	—	(53,095)	—	104,297	—
Depreciation and amortization	484	5,917	—	48,571	(2,126)	52,846
Change in deferred taxes, net	2,383	(676)	—	10,907	(2,120)	10,494
Loss (gain) on sale of fixed assets	—	349	—	(65)	—	284
Compensation expense related to stock options	508	—	—	—	—	508
Changes in assets and liabilities, net of amounts
from businesses acquired or disposed of:
Trade accounts receivable, net	—	(2,832)	—	16,927	—	14,095
Inventories	—	(7,664)	—	(8,785)	2,856	(13,593)
Prepaid expenses and other current and non-current assets	(618)	715	420	6,402	(179)	6,740
Accounts receivable from/ payable to related parties	(12,944)	4,642	(686,510)	698,454	(6,856)	(3,214)
Accounts payable, accrued expenses and other current and non-current liabilities	292	3,263	428	(21,248)	(1,191)	(18,456)
Income tax payable	(304)	2,526	(5,191)	8,441	—	5,472

Net cash provided by (used in) operating activities	8,609	4,659	(698,639)	822,362	(11,805)	125,186

Investing Activities:
Purchases of property, plant and equipment	(2)	(3,026)	—	(41,891)	1,223	(43,696)
Proceeds from sale of property, plant and equipment	—	143	—	2,638	—	2,781
Disbursement of loans to related parties	(20,658)	—	—	—	20,658	—
Acquisitions and investments, net of cash acquired	(18,188)	(1,283)	—	(24,901)	16,289	(28,083)

Net cash provided by (used in) investing activities	(38,848)	(4,167)	—	(64,153)	38,170	(68,998)

Financing activities:
Short-term borrowings, net	(13)	—	—	(21,271)	—	(21,284)
Long-term debt and capital lease obligations, net	29,764	(454)	707,675	(600,110)	(20,658)	116,217
Decrease of accounts receivable securitization program	—	—	—	(133,000)	—	(133,000)
Proceeds from exercise of stock options	20	—	—	—	—	20
Redemption of Series D Trust Preferred Stock of subsidiary	—	—	(8,906)	—	—	(8,906)
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	16,108	(16,108)	—
Dividends paid	—	—	—	(9,189)	9,189	—
Change in minority interest	—	—	(130)	—	537	407

Net cash provided by (used in) financing activities	29,771	(454)	698,639	(747,462)	(27,040)	(46,546)

Effect of exchange rate changes on cash and cash equivalents	12	9	—	2,191	675	2,887

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	(456)	47	—	12,938	—	12,529
Cash and cash equivalents at beginning of period	488	151	—	64,154	—	64,793

Cash and cash equivalents at end of period	$32	$198	$—	$77,092	$—	$77,322

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003

The Company

Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder’s meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co., which we refer to as “our formation” or the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, Inc., which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG in conjunction with our unaudited condensed consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

Financial Condition and Results of Operations

This section contains forward-looking statements. We made these forward-looking statements based on our management’s expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters described in the discussion entitled “Forward Looking Statements” in the Introduction to our 2003 Annual Report on Form 20-F.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In addition we perform clinical laboratory and renal diagnostic testing in the U.S. Dialysis is a lifesaving treatment for irreversible, lifelong end stage renal disease, and necessitates multiple treatments per week for the remainder of a patient’s life. The provision of dialysis services and the distribution of dialysis products and equipment represents, based on our estimate, an over $30 billion worldwide market and it is expected there will be annual patient growth of 5-7%. Patient growth is caused by factors such as the aging population,

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003 — (continued)

increasing incidence of diabetes and hypertension, improvements in treatment quality and improving standards of living in developing countries. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition the reimbursement environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted. Effective January 1, 2005, (1) the dialysis composite rate will increase 1.6%; (2) payments for separately billable dialysis-related medications will be based on acquisition cost, and an amount equal to the difference between acquisition cost and what would have been received under the 2003 reimbursement methodology will be added to the composite rate, and this add-back amount will be subject to an annual update based on the growth in drug spending; and (3) composite rate payments will be subject to a case mix adjustment system, resulting in higher composite rate payments for patients with more complicated medical cases. We expect the rate increase to have a positive effect on our results, and the two remaining changes to have no effect, although final regulations have yet to be proposed. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview- Regulatory and Legal Matters- Reimbursement” in our Annual Report on Form 20-F.

Our operations are geographically organized and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our management board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

Our management believes the most appropriate measure in this regard is operating income, referred to in previous filings as earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. In addition to operating income, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of our segments’ ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities. You should not consider segment EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. We believe that operating income is the GAAP financial measure most directly comparable to our computation of EBITDA by segment, and the information in the table below under “Results

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003 — (continued)

of Operations” reconciles EBITDA for each of our reporting segments to operating income calculated in accordance with U.S. GAAP.

Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003 — (continued)

	For the three months ended March 31,

	2004	2003

	(unaudited) (in millions)
Total revenue
North America	$996	$929
International	472	378

Totals	1,468	1,307

Inter-segment revenue
North America	—	—
International	9	8

Totals	9	8

Total net revenue
North America	996	929
International	463	370

Totals	1,459	1,299

EBITDA
North America	167	154
International	96	74
Corporate	(8)	(6)

Totals	255	222

Amortization and depreciation
North America	31	32
International	25	21
Corporate	1	—

Totals	57	53

Operating income (EBIT)
North America	136	122
International	71	53
Corporate	(9)	(6)

Totals	198	169

Interest income	3	3
Interest expense	(50)	(57)
Income tax expense	(59)	(44)
Minority interest	(1)	(1)

Net Income	$91	$70

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003 — (continued)

Three months ended March 31, 2004 compared to three months ended March 31, 2003

Key Indicators for Consolidated Financial Statements
			Change in %

	Three months ended March 31, 2004	Three months ended March 31, 2004	as reported	at constant exchange rates

Number of treatments	4,570,000	4,246,000	8%
Same store treatment growth in %	4.0%	4.6%
Revenue in $ million	1,459	1,299	12%	8%
Gross profit in % of revenue	33.0%	32.1%
Selling, general and administrative costsin % of revenue	18.6%	18.3%
Net income in $ million	91	70	30%	24%

Net revenue increased for the quarter ended March 31, 2004 over the comparable period in 2003 due to growth in revenue in both dialysis care and dialysis products.

Dialysis care revenue grew by 12% to $1,058 million (10% at constant exchange rates) in the first quarter of 2004 mainly due to the growth in same store treatments, combined with acquisitions and the effects of two additional treatment days in 2004. Dialysis product revenue increased by 13% to $401 million (3% at constant exchange rates) in the same period.

Gross profit margin improved to 33.0% in the quarter ended March 31, 2004 from 32.1% for 2003. The increase is primarily a result of higher treatment rates and higher treatments as a result of the two additional treatment days in North America partially offset by a lower margin in the International segment. Depreciation and amortization expense for the first three months of 2004 was $57 million compared to $53 million for the same period in 2003.

Approximately 43% of the Company’s worldwide revenues in the first quarters of 2004 and 2003 are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government.

Selling, general and administrative costs increased from $237 million in the first quarter of 2003 to $282 million in the same period of 2004. Selling, general and administrative costs as a percentage of sales increased from 18.3% in the first quarter of 2003 to 18.6% in the same period of 2004. The increase is mainly due to higher bad debt expenses and growth in regions which have higher selling, general and administrative costs partially offset by reduced expenses due to cost efficiency control in Asia Pacific and Latin America. Net income for the period was $91 million compared to $70 million in 2003.

In the first quarter of 2004, 4.6 million treatments were provided. This represents an increase of 8% over the same period in 2003. Same store treatment growth was 4% with additional growth of 2% from acquisitions and 2% from the additional treatment days. At March 31, 2004 we owned, operated or managed 1,575 clinics compared to 1,500 clinics at March 31, 2003. During the first three months of 2004, we acquired 7 clinics, opened 14 clinics and combined 6 clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 114,300 at March 31, 2003 to 120,700 at March 31, 2004. Average revenue per treatment for world-wide dialysis services increased from $222 to $231 mainly due to favorable currency developments and worldwide improved reimbursement rates.

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003 — (continued)

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	Three months ended March 31, 2004	Three months ended March 31, 2004	Change in %

Number of treatments	3,150,000	2,973,000	6%
Same store treatment growth in %	2.9%	3.3%
Revenue in $ million	996	929	7%
EBITDA in $ million	167	154	9%
EBITDA margin in %	16.7%	16.5%
Depreciation and amortization in $ million	31	32	-1%
Operating income in $ million	136	122	11%
Operating income margin in %	13.6%	13.2%

Revenue

Net revenue for the North America segment for the first quarter 2004 grew because dialysis care revenue increased by 9% from $824 million to $898 million. This was partially offset by a 7% decrease in product sales.

The increase in dialysis care revenue was driven by a 6% increase in treatments. Same store treatment growth was 3%, a 2% increase from two extra dialysis days in 2004, and 1% resulted from acquisitions. For this quarter the administration of EPO represented approximately 24% of total North America revenue.

At March 31, 2004, approximately 83,200 patients were being treated in the 1,115 clinics that we own, operate or manage in the North America segment, compared to approximately 80,200 patients treated in 1,090 clinics at March 31, 2003. The average revenue per treatment excluding laboratory testing revenue increased from $267 in 2003 to $275 in 2004. Including laboratory testing the average revenue per treatment in the first quarter increased from $278 in 2003 to $286 during 2004.

Dialysis product sales in the first quarter of both 2004 and 2003 include the sales of machines to a third-party leasing company which were leased back by our dialysis services division in 2003. The volume of these transactions has been reduced in the first quarter of 2004 compared to the same period in 2003. This resulted in a 7% decrease in dialysis product revenue from $106 million in the first quarter of 2003 to $98 million in the same period of 2004. Our dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market excludes machine sales to third parties for machines utilized in the services division as well as sales to other vertically integrated dialysis companies and sales related to our adsorber business. Net available external market sales increased by 1% in the first quarter of 2004 over the comparable period 2003. The detail is as follows:

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003 — (continued)

	Three months	Three months
	ended March 31,	ended March
	2004	31, 2003

Dialysis product sales	98,165	105,731
less sales to other vertically integrated dialysis companies and
to leasing company of dialysis machines leased back	(1,262)	(10,889)
less adsorber business sales	(1,085)	—
less method II and other	—	(34)

Product sales to available external market	95,818	94,808

EBITDA

EBITDA margin increased 20 basis points from 16.5% in 2003 to 16.7% in 2004. The primary drivers of this margin improvement are increases in commercial payor rates, increased treatment volume, improved ancillary margins, incremental profits provided by an additional two dialysis days and improved gross margins on product sales. These improvements are partially offset by an increase in cost per treatment from $244 in 2003 to $250 in 2004, increased freight and distribution costs, and additional corporate administrative expenses. The increase in cost per treatment is primarily due to increased personnel and benefit costs and bad debt expenses partially offset by improvement in medical supply and other miscellaneous costs.

Operating income

The increase in the operating margin was caused by mainly by the factors listed under EBITDA and reduced depreciation and amortization expense as a result of completing the depreciation and amortization of fixed assets acquired in the 1996 merger and patient relationships acquired in 1997.

International Segment

Key Indicators for International Segment
			Change in %

	Three months	Three months
	ended March 31,	ended March		at constant
	2004	31, 2003	as reported	exchange rates

Number of treatments	1,420,000	1,273,000	12%
Same store treatment growth in %	6.7%	7.9%
Revenue in $ million	463	370	25%	10%
EBITDA in $ million	96	74	31%	14%
EBITDA margin in %	20.8%	19.9%
Depreciation and amortization in $ million	25	21	21%	4%
Operating income in $ million	71	53	35%	17%
Operating income margin in %	15.3%	14.3%

Revenue

The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately $15 million (4%).

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003 — (continued)

Organic growth during the period was 6% ($23 million) at constant exchange rates. This increase was improved by a $55 million (15%) exchange rate effect due to the continued strengthening of various local currencies against the dollar in 2003 and 2004.

Total dialysis care revenue increased during the first quarter of 2004 by 33% (17% at constant exchange rates) to $160 million in 2004 from $121 million the same period of 2003. This increase is a result of base business growth of $13 million combined with a $7 million increase in contributions from acquisitions and approximately $19 million due to exchange rate fluctuations.

As of March 31, 2004, approximately 37,500 patients were being treated at 460 clinics that we own, operate or manage in the International segment compared to 34,100 patients treated at 410 clinics at March 31, 2003. The average revenue per treatment increased from $95 to $113 ($99 at constant exchange rates) due to the strengthening of the local currencies against the U.S. dollar and increased reimbursement rates partially offset by growth in countries with reimbursement rates below the average.

Total dialysis product revenue for the first three months of 2004 increased by 22% (7% at constant exchange rates) to $303 million.

Including the effects of the acquisitions, the European region revenue increased $71 million, a 27% increase (10% increase at constant exchange rates), the Latin America region revenue increased $9 million or 22% (13% at constant exchange rates), and the Asia Pacific region revenue increased $13 million or 20% (10% at constant exchange rates).

EBITDA.

Our EBITDA margin increased from 19.9% to 20.8%. The main cause of this was operating improvements in Latin America such as reimbursement rate increases in Argentina and Venezuela and cost control improvements throughout Latin America.

Operating income

Our operating income margin increased from 14.3% to 15.3%, due to the factors responsible for the increase of EBITDA margin described above.

Latin America

Our subsidiaries in Latin America contributed approximately 3% of our worldwide revenue and our operating income in 2004. Our operations in Latin America were affected by the financial crisis and currency devaluations in nearly all currencies in Latin America which since show signs of recovery. Because of these issues, we experienced lower than anticipated reimbursement rates, margin pressure and foreign currency exchange losses. In the first quarter of 2004, sales in Latin America increased 22% (13% at constant exchange rates) and operating income increased $5 million or 672% (604% at constant exchange rates) compared to the same period in 2003. A worsening of the crisis in Latin America, a further devaluation of the Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America, could result in an impairment of long lived assets and goodwill.

Corporate

We do not allocate “corporate costs” to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

Total corporate operating loss was $(9) million in the quarter ended March 31, 2004 compared to $(6) million in the same period of 2003.

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003 — (continued)

The following discussions pertain to our total Company costs.

Interest

Interest expense for the first quarter of 2004 decreased 13% compared to the same period in 2003 due to a lower debt level and the conversion of a portion of debt from fixed into variable interest rates.

Income Taxes

The effective tax rate for the quarter ended March 31, 2004 was 39.4% compared to 38.7% during the same period in 2003. This increase was caused by additional tax provisions.

LIQUIDITY AND CAPITAL RESOURCES

Three months ended March 31, 2004 compared to three months ended March 31, 2003

Cash Flow

Operations

We generated cash from operating activities of $171 million in the three months ended March 31, 2004 and $125 million in the comparable period in 2003, an increase of about 37% over the prior year. Cash flows benefited from improved accounts receivable collections and other working capital improvements worldwide. We classify the cash outflows from our accounts receivable securitization program in the amount of $113 million as a financing activity.

Investing

Cash used in investing activities increased from $69 million to $83 million mainly because of increased cash acquisition payments. In the first three months of 2004, we paid approximately $42 million ($23 million for the North American segment and $19 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. In the same period in 2003, we paid approximately $28 million ($11 million for the North American segment and $17 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.

In addition, capital expenditures for property, plant and equipment net of disposals were $41 million for the three months ended March 31, 2004 and 2003. In 2004, capital expenditures were $24 million in the North America segment and $17 million for the International segment. In 2003, capital expenditures were $28 million in the North America segment and $13 million for the International segment. The majority of our capital expenditures were used for the upgrading of existing clinics, equipping new clinics and the expansion of production facilities in Germany and North America. Capital expenditures were approximately 3% of total revenue.

Financing

Net cash used in financing was $77 million in the first quarter of 2004 compared to cash used in financing of $47 million in the same period of 2003. Our external financing needs decreased due to higher cash from operating activities partially offset by higher payments for investing. Cash on hand was $57 million at March 31, 2004 compared to $77 million at March 31, 2003.

On February 21, 2003, we entered into an amended and restated bank agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1.5 billion through three credit facilities. On August 22, 2003, the 2003 Senior Credit Agreement was amended so that, in effect, the aggregate amount of $1.5 billion was voluntarily

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003 — (continued)

reduced to $1.4 billion and the interest rate on a new term loan facility (Loan C) was 25 basis points lower than the interest rate on Loan B which was repaid. Additionally, funds available under this agreement were used to refinance the previous credit agreement’s outstanding balances and to pay down $287 million of our accounts receivable facility. The 2003 Senior Credit Agreement was amended again on May 7, 2004. See Note 15, “Subsequent Events” and Item 5. “Other Events.”

     On March 28, 2003, FMCH redeemed all of its outstanding shares of Class D Special Dividend Preferred Stock (“Class D Shares”) at a total cash outflow of approximately $9 million.

Liquidity

     Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 72% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For three months ended March 31, 2004, approximately 43% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

     Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans under our 2003 Senior Credit Agreement and has been provided through the issuance of our trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

     At March 31, 2004, we had approximately $459 million of borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.

     Our Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of earnings before interest, taxes, depreciation, amortization and rent to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to adjusted EBITDA).

     Our 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments (limited to $150 million in 2004), create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the 2003 Senior Credit Agreement becomes due at the option of the Lenders. As of March 31, 2004, we are in compliance with all financial covenants under the 2003 Senior Credit Agreement.

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003 — (continued)

     Our long-term financing under our trust preferred securities begins to come due in February 2008. However, Loan D under our amended 2003 Senior Credit Agreement will become due on October 31, 2007 if our trust preferred securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date.

     The Company has an accounts receivable facility whereby certain receivables are sold to NMC Funding, a special purpose entity and a wholly-owned subsidiary. NMC Funding then sells and assigns undivided ownership interests in the accounts receivable to certain bank investors. Effective January 1, 2004 the accounts receivable facility was amended whereby NMC Funding would retain the right to repurchase all transferred interests in the accounts receivable sold to the banks under the facility. The repurchase of all transferred interests in the accounts receivable would result in the termination of the accounts receivable facility under the terms of the facility agreement. The Company has consolidated NMC Funding as of January 1, 2004 as the special purpose entity is no longer demonstratively distinct from the Company under the terms of the amendment.

     Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.

     The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (See Part II, Item 1, “Legal Proceedings”) provides for payment of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement.

     We are subject to a tax audit in Germany and as a result may be required to make additional tax payments. The potential payments will not affect earnings, as the related taxes have been fully accrued. We are currently not in a position to determine the timing of these payments, which may become payable in 2004.

Recently Issued Accounting Standards

     On April 3, 2003, the Financial Accounting Standards Board issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003. This adoption did not have any impact on the Company’s financial statements.

     In May 2003, the Financial Accounting Standards Board issued SFAS No. 150 Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement requires an issuer to classify certain financial instruments with the characteristics of both liabilities and equity as a liability (or asset in some circumstances) instead of equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This adoption did not have any impact on the Company’s financial statements.

     In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R Consolidation of Variable Interest Entities (revised) (“FIN 46R”) which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FASB Interpretation No. 46 Consolidation of Variable Interest Entities which was issued in January 2003.

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2004 and 2003 — (continued)

The Company is required to apply FIN 46R for special purpose entities as of December 31, 2003 and for all other Variable Interest Entities (“VIEs”) as of March 31, 2004. The Company is not involved with any special purpose entity which required initial consolidation as of December 31, 2003 and applied FIN 46R on March 31, 2004 for all VIEs.

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 3
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

     The effects of inflation during the periods covered by the condensed consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

Management of Currency and Interest Rate Risks

     We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

     We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Interest Rate Risks

     At March 31, 2004, we had in place various interest rate swap agreements for a notional amount of $1,400 million which we believe to be adequate to manage our interest rate exposure.

Foreign Currency Exposure

     We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. See “Results of Operations – International Segment.” We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 3
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — (continued)

     During the period ended March 31, 2004, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company’s hedging strategy described above. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk,” “Notes to Consolidated Financial Statements – Note 1(h). Summary of Significant Accounting Policies – Derivative Financial Instruments,” and “Notes to Consolidated Financial Statements – Note 21. Financial Instruments” in the Company’s 2003 Annual Report on Form 20-F.

Back to Contents

PART I
FINANCIAL INFORMATION
ITEM 4
CONTROLS AND PROCEDURES

     The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation.

Back to Contents

PART II
OTHER INFORMATION — (Continued)

ITEM 1. LEGAL PROCEEDINGS

   Commercial Litigation

     We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

     Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-Merger and Merger-related tax liabilities.

     Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

     In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.

Back to Contents

PART II
OTHER INFORMATION — (Continued)

     On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.

   Other Litigation and Potential Exposures

     From time to time, we are a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

     We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, we expect our business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expect continuing inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

     We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been subject to these suits due to the nature of its business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, also could have a material adverse effect on our reputation and business.

Back to Contents

PART II
OTHER INFORMATION — (Continued)

     We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. We have, when appropriate, asserted our own claims, and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on reputation and business.

   Accrued Special Charge for Legal Matters

     At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 2 to the consolidated financial statements in this report.). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

ITEM 5. OTHER EVENTS

     On May 7, 2004, the 2003 Senior Credit Agreement was amended so that Loan C was repaid, and a new Loan D was added. Loan D, combined with increases in the revolving credit facility and Loan A, as well as funds provided by the Company’s accounts receivable facility were used to permanently retire Loan C. The total amount of the 2003 Senior Credit Agreement remained unchanged. See Note 15 to the unaudited consolidated financial statements in this report.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K/6-K

(a)     Exhibits

Exhibit No.	Item

2.30	Amendment No. 1 dated as of March 31, 2004 to Third Amended and Restated Transfer and Administration Agreement dated as of October 23, 2003, among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (filed herewith).

10.1	Amendment No. 2 dated as of May 7, 2004 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG, Fresenius Medical Care Holdings, Inc., and the agents and lenders named therein (filed herewith).

31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

(b)     Reports on Form 8-K/6-K
         During the three-month period ended March 31, 2004, the Company filed two reports on Form 6-K.

Back to Contents

PART II
OTHER INFORMATION — (Continued)

The dates of the reports and the information reported in each are as follows:

February 25, 2004	Press release announcing the results of the three months and year ended December 31, 2003.

March 5, 2004	A translation of a notice filed with the Frankfurt Exchange according to § 106 of the German Stock Corporation Act with respect to the appointment of Dr. Ulf M. Schneider to the Company’s Supervisory Board by the local court at Hof an der Saale on application by the Company’s Supervisory Board.

Back to Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 12, 2004

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By:	/s/ DR. BEN LIPPS

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

By:	/s/ LAWRENCE ROSEN

Name: Lawrence Rosen
Title: Chief Financial Officer